Exhibit 99.1

Franco-Nevada to Release 2012 Full Year Results on March 19, 2013 and Host Investor Day

TORONTO, March 1, 2013 - Franco-Nevada Corporation (TSX: FNV, NYSE: FNV) expects to report Fourth Quarter and full year 2012 results after market close on Tuesday, March 19, 2013.  The complete Financial Statements and Management’s Discussion and Analysis will be available on Franco-Nevada’s website at www.franco-nevada.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Conference Call and Investor Day

An Investor Day is planned for the following morning on Wednesday, March 20, 2013 at 10:00 a.m. Eastern Time to discuss the Q4 2012 results as well as provide further background and details on the Company’s asset portfolio and outlook.

Interested investors are invited to participate as follows:

•                  In Person: St Andrew’s Club & Conference Centre, 150 King Street West, Toronto.  Participants are asked to RSVP to info@franco-nevada.com.

•                  Via Conference Call: Local: 647-427-7450; Toll-Free: 1-888-231-8191; Title: Franco-Nevada Investor Day.

•                  Conference Call Replay: A recording will be available until March 27, 2013 at the following numbers:

Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 18181024.

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

•                  Slides: A presentation to accompany the conference call will be available on the Company’s website prior to the call.

Corporate Summary

Franco-Nevada Corporation is the leading gold royalty and stream company by both gold revenues and number of gold assets.  Its business model benefits from rising commodity prices and new discoveries while limiting operating and capital cost inflation.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Manager, Investor Relations	Chief Financial Officer
416-306-6328	416-306-6303
info@franco-nevada.com